Exhibit 99.1

Castor Maritime Inc. Announces Tender Offer to Purchase its Outstanding Common Share Purchase Warrants Issued on April 7, 2021
Limassol, Cyprus, April 22, 2024 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a diversified global shipping company, announces that it has commenced today a tender offer (the “Offer”) to purchase all of its 10,330,770 outstanding Common Share Purchase Warrants issued on April 7, 2021 (the “Warrants”) at a price of $0.105 per Warrant, net to the seller in cash, without interest. Payments made pursuant to the Offer will be rounded down to the nearest whole cent. The Warrants are exercisable in the aggregate into 103,307 of our common shares, par value $0.001 per share (the “Common Shares”), at an exercise price per Warrant of $55.30. The purpose of the proposed Offer is to reduce the number of Common Shares that would become outstanding upon the exercise of the Warrants, thereby providing investors and potential investors with greater clarity as to the Company’s capital structure. The Offer is not conditioned upon the receipt of financing or any minimum number of Warrants being tendered, but is subject to certain other conditions. The Company will pay for Warrants tendered in the Offer with available cash and cash equivalents and has engaged Maxim Group LLC to act as dealer manager for the Offer.
The Offer will expire at 5:00 P.M. Eastern Time on May 20, 2024, unless extended at any time or from time to time by us. Tenders of Warrants must be made prior to the expiration of the Offer in accordance with the procedures described in the Offer to Purchase and related Letter of Transmittal, each relating to the Offer, that the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 22, 2024. Specific instructions and an explanation of the terms and conditions of the Offer are contained in the Offer to Purchase and related Letter of Transmittal that have been mailed to warrantholders.
Important Additional Information about the Offer
This press release is for informational purposes only and is not a recommendation to buy or sell the Warrants or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Warrants or any other securities. The Company has filed an Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”), including as exhibits, among other things, the Offer to Purchase, Letter of Transmittal and related materials, with the SEC. The Offer is only being made pursuant to the Offer to Purchase and related Letter of Transmittal filed as a part of the Schedule TO. Warrantholders should read carefully the Offer to Purchase and related Letter of Transmittal and the Schedule TO, including all exhibits, attachments, amendments and/or supplements thereto, prior to making any decision with respect to the Offer because such documents contain important information, including the various terms of, and conditions to, the Offer. Investors may obtain a free copy of the Schedule TO, the Offer to Purchase, the Letter of Transmittal and other documents that the Company has filed with the SEC at the SEC’s website at www.sec.gov. Holders of the Warrants may also request additional copies of Offer to Purchase and related Letter of Transmittal by contacting the Company at warrants@castormaritime.com or 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus, in each case directed to the attention of Petros Panagiotidis.
About Castor Maritime Inc.
Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of oceangoing cargo vessels.
Castor owns a fleet of 13 vessels, with an aggregate capacity of 0.9 million dwt, currently consisting of four Kamsarmax vessels, including the M/V Magic Venus, which the Company agreed to sell on December 21, 2023, seven Panamax dry bulk vessels, including the M/V Magic Horizon, which the Company agreed to sell on January 29, 2024, and two 2,700 TEU containership vessels.

For more information, please visit the Company’s website at www.castormaritime.com. Information on our website does not constitute a part of this press release.
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the occurrence of any event, change or other circumstance that could cause us to record a different net gain or loss than expected on the sales of the M/V Magic Venus and the M/V Magic Horizon, factors and uncertainties in connection with the consummation of any sale of our vessels, the effects of the Company’s spin-off transaction or any similar transaction, our business strategy, dry bulk and containership market conditions and trends, the changes in the size and composition of our fleet, our ability to realize the expected benefits of vessel acquisitions, our relationships with our current and future service providers and customers, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels, instances of off-hire, fluctuations in interest rates and currencies, any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach, existing or future disputes, proceedings or litigation, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East, acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions, “trade wars”, global public health threats and major outbreaks of disease), changes in seaborne and other transportation, changes in governmental rules and regulations or actions taken by regulatory authorities, and the impact of accidents, adverse weather and natural disasters. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com
Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com